Exhibit 99.1

PainReform Announces $6.0 Million Private Placement

HERZLIYA, Israel, March 08, 2021 (GLOBE NEWSWIRE) -- PainReform Ltd. (Nasdaq: PRFX) (“PainReform” or the “Company”), a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced that it has entered into securities purchase agreements with certain institutional investors to raise approximately $6.0 million through the private placement of 1,304,346 ordinary shares and accompanying warrants to purchase an aggregate of up to 652,173 ordinary shares at a combined purchase price of $4.60 per share and accompanying warrant. The warrants will be exercisable immediately at an exercise price of $4.60 per share and will expire five and a half years from the date of issuance. The closing of the private placement is expected to occur on March 10, 2021, subject to the satisfaction of certain customary closing conditions set forth in the securities purchase agreements.

Maxim Group LLC is acting as the lead placement agent and Joseph Gunnar & Co., LLC is acting as co-placement agent for the transaction.

The ordinary shares and warrants described above have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (SEC) or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the ordinary shares and the shares issuable upon exercise of the warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About PainReform

PainReform is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company’s lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Notice Regarding Forward-Looking Statements

This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: statements relating to the closing of the offering, which is subject to the satisfaction of customary closing conditions; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates, the commercialization and pricing of our product candidates, our competitors’ development, marketing and sale of products that compete with our products our expectations regarding future growth, including our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile and our expectations regarding the maintenance of our foreign private issuer status and emerging growth company status. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s recent prospectus included in the registration statement, in the form last filed with the SEC and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com